UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                      to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Assoc. Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

60 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES

ASSOC. INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

BankFinancial and Subsidiaries Assoc. Investment Plan

Burr Ridge, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of BankFinancial and Subsidiaries Assoc. Investment Plan (the Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of BankFinancial and Subsidiaries Assoc. Investment Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2022.

Milwaukee, Wisconsin

June 27, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

BankFinancial and Subsidiaries Assoc. Investment Plan

Burr Ridge, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of BankFinancial and Subsidiaries Assoc. Investment Plan (the “Plan”) as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Wipfli LLP

We have served as the Plan’s auditor since 2020.

June 2, 2021

Milwaukee, Wisconsin

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS
Investments, at fair value	$34,771,295	$31,779,642
Investments, at contract value	3,198,947	3,639,126
Notes receivable from participants	249,120	217,458

NET ASSETS AVAILABLE FOR BENEFITS	$38,219,362	$35,636,226

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2021

Additions to net assets attributed to:
Interest and dividends	$1,655,252
Net appreciation in fair value of investments	4,717,568
Contributions:
Employer	343,135
Participant	1,093,625
Rollover	72,049
Total contributions	1,508,809
Total additions	7,881,629
Deductions from net assets attributed to:
Benefits paid to participants	5,268,851
Administrative expenses	29,642
Total deductions	5,298,493
Net increase	2,583,136
Net assets available for benefits
Beginning of the year	35,636,226
End of the year	$38,219,362

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Assoc. Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, NA (“the Bank”) and its subsidiaries. The plan, as amended, was adopted by the Bank on July 1, 1993, and restated effective November 12, 2021 through the adoption of a prototype plan through Voya Institutional Trust Company (“ Voya”). Previously, the Plan had adopted the Principal Life Insurance Company (Principal) Volume Submiter Profit Sharing Plan. The provisions of the Plan remained substantially the same. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan at age 21, after completing six months of service, and on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.  Effective November 12, 2021, the eligibility changed to the first of the month following 90 days and the age remained at 21 following the recordkeeper change from Principal to Voya. The Plan includes an automatic salary deferral (auto-enrollment) feature effective with the transition to Voya.  Upon eligibility, a deferral of 1% of eligible compensation will be withheld from each payroll and contributed to the Plan as a salary deferral.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 100% of pretax compensation, subject to the limits established by the Internal Revenue Code ("IRC"). Under the previous plan, the participants could elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code ("IRC"). The Plan includes a flexible discretionary matching contribution and profit sharing contribution effective with the transition to Voya. Subject to the above-mentioned limitation for the plan year ended December 31, 2021, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation.  During the year ended December 31, 2021 the Bank made matching contributions of $343,135 to the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Bank’s matching and discretionary profit sharing contributions, (b) the Plan’s allocated earnings/loss, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers numerous funds, including BankFinancial Corporation common stock, as investment options for participants.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	—
2	25
3	50
4	75
5 or more	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future employer matching contributions or to pay administrative expenses of the Plan in accordance with the plan document. Forfeitures that have not been used to pay administrative expenses or used to reduce employer contributions shall be added to the employer discretionary profit sharing contributions and are allocated  as of the last day of the plan year.  During the year ended December 31, 2021, $11,831 of forfeited matching contributions were used to offset employer matching contributions.  As of December 31, 2021 and 2020, there were $20,133 and $246, respectively, in forfeited accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 72.  In addition, hardship distributions out of the participants' voluntary contributions account are permitted if certain criteria are met.  The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The notes are secured by the balance in the participant’s account and effective November 12, 2021 bear interest at rates at 1% over the prime interest rate.  Under Principal adoption agreement, loan interest was at rates that were commensurate with local prevailing rates determined quarterly by Plan administrator. Principal and interest are paid through payroll deductions and the interest rate range is 4.25% to 6.50%.   The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) that was signed into law on March 27, 2020, which allowed qualified individuals with outstanding loans to delay loan repayments due from March 27, 2020 through December 31, 2020 for a 12-month period. The term of the loan was extended by one year to accommodate the suspension period. Subsequent repayments were adjusted to include accrued interest during the delay period.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2021 and 2020, 23.8% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock.

Investment Valuation and Income Recognition: The Plan’s investments, other than fully benefit-responsive investment contracts, are reported at fair value, as more fully disclosed in Note 7. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participants notes receivable are recorded as benefit payments on the basis of the terms of the plan document.

Payment of Benefits: Benefits are recorded when paid.

Accounting Fees and Investment Management Expenses:  Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment loss reported by the Plan.  All other administrative expenses of the Plan are paid by the Plan or by the Bank.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 4 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a traditional fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Life Insurance Company Fixed Income Option 401(a)/(k). The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semi-annual basis. The accounts are credited with earnings based upon the specified crediting rate and charged for participant withdrawals and administrative expenses.  The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.

Effective November 12, 2021, under the Voya Group Annuity Contract, participants may invest in a Fixed Account.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus interest credited to the Fixed Account, less participant withdrawals, including amounts taken for loans, and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. The Plan's investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Section 3 (Contributions and Plan Accounts), Section 4 (Charges and Fees), Section 5 (Fixed Account), and Section 8 (Distributions) in the contract. The contract indicates that the Issuer may terminate the Fixed Account with 90 days prior notice to the Plan. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. Upon termination, a Market Value Adjustment (MVA) may be applied as described in the contract schedule. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than 1% percent. Such interest rates are reviewed on a periodic basis; however, no change can be made within 3 months of the last change. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; services provided by the Issuer and the duration of the underlying investments backing the contract.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As of December 31, 2021 and 2020, certain plan investments are considered party-in-interest investments including the Guaranteed Investment Contract issued by Principal Life Insurance Company and mutual funds issued by Principal Global Investors, the asset management arm of the Principal Financial Group and Voya Institutional Trust Company. Principal Life Insurance Company, the lead operating company of the Principal Financial Group, was the directed trustee of the Plan through November 12, 2021 and therefore, these investments qualify as party-in-interest investments. Effective November 12, 2021, Voya Financial, the asset management arm of Voya Institutional Trust Company, is the directed trustee of the Plan and therefore, these investments qualify as party-in-interest investments.  Investment management fees are paid by the Plan to investment managers which are parties-in-interest and these expenses are shown as a reduction of the return on the Plan’s investments. Notes Receivable from Participants also reflect party-in-interest transactions.

At December 31, 2021 and 2020, the Plan held 856,733 and 967,266 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $283,097 in dividends on BankFinancial Corporation common stock in 2021.  During the year ended December 31, 2021. Plan purchases of BankFinancial Corp common stock totaled to $423,947, and Plan sales of BankFinancial Corp common stock totaled $1,690,477.

Audit services fees were paid by the Plan’s participants to its audit firm during the year ended December 31, 2021.  In addition, loan and administrative fees were paid by the Plan’s participants to Voya and Principal Life Insurance Company during the year ended December 31, 2021. These fees are considered party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Voya by letter dated June 30, 2020 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.  Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant inputs that are unobservable inputs for the asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The fair values of mutual fund investments, common collective trusts, and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2021 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$9,141,574	$—	$—
Common Collective Trust	7,375,421	—	—
Mutual Funds	18,254,300	—	—
Total	$34,771,295	$—	$—

	Fair Value Measurements at December 31, 2020 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$8,492,579	$—	$—
Mutual Funds	23,287,063	—	—
Total	$31,779,642	$—	$—

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of Plan Sponsor: BankFinancial, NA

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

	(c)
	Description of Investment
(b)	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par or	(d)
Lessor or Similar Party	Maturity Value	Cost	Current Value

BlackRock EAFE Equity Index Fnd 1	Common Collective Trust	#	$384,655
BlackRock Equity Index Fund 1	Common Collective Trust	#	6,349,866
BlackRock US Debt Index Fund 1	Common Collective Trust	#	265
Cohen & Steers Realty Shares I	Registered Investment Company	#	1,526
Diamond Hill Large Cap Con Y	Registered Investment Company	#	2,301,277
Dodge & Cox Intl Stock Fnd	Registered Investment Company	#	2,767
Polen Growth Fund Inst	Registered Investment Company	#	3,833,224
Small Cap Growth Fund II R1	Common Collective Trust	#	576,542
Small Cap Value Fund II R1	Common Collective Trust	#	64,093
Principal Life Insurance Company Fixed Income Option	Guaranteed Investment Contract	#	3,198,947
Unit Stock- Bank Financial	Common Stock	#	9,141,574
USAA Intermediate-Term Bond Fd	Registered Investment Company	#	1,203,907
USAA Short-Term Bond Fund	Registered Investment Company	#	318
Vanguard Growth Index Fund Adm	Registered Investment Company	#	50,907
Vanguard Md-Cap Grw Index Fd Adm	Registered Investment Company	#	172
Vanguard Mid-Cap Index Fund Adm	Registered Investment Company	#	647,595
Vanguard Mid-Cap Vl Indx Fnd Adm	Registered Investment Company	#	566,237
Vanguard Small-Cap Index Fnd Adm	Registered Investment Company	#	658,159
Vanguard Tot Int Stk In F Adm	Registered Investment Company	#	170
Vanguard Trgt Retire 2020 Fd Inv	Registered Investment Company	#	2,747,131
Vanguard Trgt Retire 2030 Fd Inv	Registered Investment Company	#	2,236,358
Vanguard Trgt Retire 2040 Fd Inv	Registered Investment Company	#	914,975
Vanguard Trgt Retire 2050 Fd Inv	Registered Investment Company	#	923,702
Vanguard Trgt Retire 2060 Fd Inv	Registered Investment Company	#	282,440
Vanguard Trgt Retire 2065 Fd Inv	Registered Investment Company	#	23,111
Vanguard Trgt Retire Inc Fd Inv	Registered Investment Company	#	318,195
Vanguard Value Index Fund Adm	Registered Investment Company	#	6,626
Virtus KAR Mid Cap Growth R6	Registered Investment Company	#	1,515,370
* Voya Gv Mny Mkt F A (Hld Acct)	Registered Investment Company	#	20,133

Participants Loans	Interest rates ranging from 4.25% to 6.50%		249,120
			$38,219,362

*	Party-in-interest investment.

#	Investment is participant directed; therefore, historical cost is not required.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of CliftonLarsonAllen LLP
23.2	Consent of Wipfli LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN

Date:	June 27, 2022	/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler Executive Vice President - Human Resources Division BankFinancial, NA